MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 289

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 289 on April 17, 2001. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

          Cover Page.  The date of the Prospectus has been completed.

          Pages 2-3.  "The Summary of Essential Financial Information" section and "Fee Table" have been completed.

          Page 4. Revisions have been made and the portfolios have been completed.

          Pages 5-7.   The descriptions of the Securities issuers have been
                       completed.

          Pages 8-9.   The Report of Independent Certified Public Accountants
                       and Statements of Condition have been completed.






                                                              FILE NO. 333-57606
                                                                    CIK #1123057


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


          A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 289

          B.   Name of Depositor: VAN KAMPEN FUNDS INC.

          C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

          D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181


          E. Title of securities being registered: Units of proportionate interest

          F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on April 17, 2001 pursuant to Rule 487.





                              CENTRAL EQUITY TRUST


                                   [CET LOGO]











                           DIVERSIFIED INCOME SERIES 2

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   Central Equity Trust, Diversified Income Series 2 (the "Trust") seeks capital appreciation and dividend income by investing in a diversified portfolio of shares of common stocks of electric utilities, natural gas utilities, water utilities, telecommunications companies, real estate investment trusts and financial services companies. Of course, we cannot guarantee that the Trust will achieve its objective. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Series 289.









                                 APRIL 17, 2001

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.


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 The Securities and Exchange Commission has not approved or disapproved of the
        Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



                                                 VAN KAMPEN FOCUS PORTFOLIOS(SM)
                                             A DIVISION OF VAN KAMPEN FUNDS INC.


EDWARD D. JONES & CO., L.P.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                 APRIL 17, 2001
PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)..........................   $          9.55
Sales charge .......................................................   $          0.45
Public offering price per Unit (2)..................................   $         10.00


TRUST INFORMATION
Initial number of Units (3).........................................            15,018
Aggregate value of Securities (1)...................................   $       143,415
Estimated initial distribution per Unit (June 2001) (4).............   $           .05
Estimated annual dividends per Unit (4).............................   $        .43751
Redemption price per Unit (5).......................................   $          9.55

GENERAL INFORMATION
Initial Date of Deposit.............................................   April 17, 2001
Mandatory Termination Date..........................................   April 17, 2009
Record Dates........................................................   Tenth day of March, June,
                                                                       September and December
Distribution Dates..................................................   Twenty-fifth day of March,
                                                                       June, September and December


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(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial
     Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering the Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust at the end of the initial offering period or six months following the Initial Date of Deposit (whichever is earlier). The estimated amount is described on the next page.

(2) The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts.

(3) The number of Units may be adjusted so that the Public Offering Price per Unit equals $10 as of the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes.
     Actual dividends may vary due to a variety of factors. See "Risk Factors".

(5) The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period. See "Rights of Unitholders--Redemption of Units".


                                    FEE TABLE


    TRANSACTION FEES (AS % OF OFFERING PRICE)
    Maximum sales charge (1).......................................        4.50%
                                                                      ==========
    Maximum sales charge on reinvested dividends...................        0.00%
                                                                      ==========


    ESTIMATED ORGANIZATIONAL COSTS PER UNIT (2)....................  $   0.03900
                                                                      ==========
    ESTIMATED ANNUAL EXPENSES PER UNIT
    Trustee's fee and operating expenses...........................  $   0.01253
    Evaluation fees................................................  $   0.00250
    Supervisory fees...............................................  $   0.00250
                                                                      ----------
    Estimated annual expenses per Unit.............................  $   0.01753
                                                                      ==========
    ESTIMATED COSTS OVER TIME
    One year.......................................................  $        51
    Three years....................................................  $        55
    Five years.....................................................  $        59
    Eight years....................................................  $        65


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest the Trust distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return, all of which may differ from those assumed for the purposes of this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

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(1) The sales charge is equivalent to 4.712% of the aggregate value of the Securities. A reduced sales charge applies to transactions involving $25,000 or more.

(2) You will bear all or a portion of the expenses incurred in organizing and offering the Trust. The Trustee will deduct the actual amount of these expenses from the Trust at the end of the initial offering period.


PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               CURRENT              COST OF
NUMBER                                                               MARKET VALUE              DIVIDEND             SECURITIES
OF SHARES        NAME OF ISSUER (1)                                  PER SHARE (2)             YIELD (3)            TO TRUST (2)
----------       -------------------------------------------         ---------------           -----------          -------------
                 FINANCIAL
         80        Bank of America Corporation                       $        52.450                 4.27%          $    4,196.00
        129        FleetBoston Financial Corporation                          39.000                 3.38                5,031.00
         24        Marsh & McLennan Companies, Inc.                           90.750                 2.20                2,178.00
        122        U.S. Bancorp                                               23.380                 3.21                2,852.36
                 REITS
         46        CenterPoint Properties Corporation                         47.220                 4.45                2,172.12
        318        Duke-Weeks Realty Corporation                              22.420                 7.67                7,129.56
        215        Equity Office Properties Trust                             26.880                 6.70                5,779.20
         98        Equity Residential Properties Trust                        50.780                 6.42                4,976.44
        171        Kimco Realty Corporation                                   41.000                 7.02                7,011.00
                 TELECOMMUNICATIONS
         41        ALLTEL Corporation                                         52.120                 2.53                2,136.92
         51        BellSouth Corporation                                      41.700                 1.82                2,126.70
        103        SBC Communications, Inc.                                   41.990                 2.44                4,324.97
                 UTILITIES-ELECTRIC
        119        American Electric Power Company, Inc.                      48.650                 4.93                5,789.35
        124        Cinergy Corporation                                        34.500                 5.22                4,278.00
        102        Duke Energy Corporation                                    42.510                 2.59                4,336.02
        190        MDU Resources Group, Inc.                                  37.550                 2.34                7,134.50
        167        Progress Energy, Inc.                                      43.000                 4.93                7,181.00
        176        Sempra Energy                                              25.050                 3.99                4,408.80
        321        Southern Company                                           22.600                 5.93                7,254.60
        215        UtiliCorp United, Inc.                                     33.890                 3.54                7,286.35
                 UTILITIES-GAS
        226        Atmos Energy Corporation                                   22.000                 5.27                4,972.00
         59        Energen Corporation                                        35.860                 1.90                2,115.74
        242        Laclede Gas Company                                        23.810                 5.63                5,762.02
        149        NICOR, Inc.                                                38.900                 4.52                5,796.10
        277        Northwest Natural Gas Company                              23.290                 5.32                6,451.33
        160        Piedmont Natural Gas Company, Inc.                         35.880                 4.29                5,740.80
        170        South Jersey Industries, Inc.                              29.500                 5.02                5,015.00
         66        Williams Companies, Inc.                                   43.340                 1.38                2,860.44
                 UTILITIES-WATER
         89        American Water Works Company, Inc.                         32.570                 2.89                2,898.73
        162        California Water Service Group                             26.050                 4.28                4,220.10
----------                                                                                                          -------------
      4,412                                                                                                         $  143,415.15
==========                                                                                                           =============

NOTES TO PORTFOLIO

(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on April 16, 2001 and have a settlement date of April 19, 2001 (see "The Trust").

(2) The market value of each Security is based on the closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                        PROFIT
                                  COST TO             (LOSS) TO
                                  SPONSOR              SPONSOR
                                -----------           ---------
                                $   143,413            $      2


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


   THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

   ALLTELL Corporation. ALLTELL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline, long-distance, network access and Internet services, wireless communications, wide-area paging service, information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.

   American Electric Power Company, Inc. American Electric Power Company, Inc. generates electricity in several states, and markets and trades energy on a wholesale basis. The company also serves customers outside the United States through holdings in Australia, Brazil, China, Mexico, and the United Kingdom. In addition, American is involved in power engineering and construction, energy management, and telecommunications.

   American Water Works Company, Inc. American Water Works Company, Inc., through its utility subsidiaries, provides water to customers in several states. The company is involved in water and wastewater system acquisition and contract operation.

   Atmos Energy Corporation. Atmos Energy Corporation distributes and sells natural gas and propane to over one million residential, commercial, industrial, agricultural, and other customers. The company supplies natural gas to customers in 802 cities, towns, and communities located in Texas, Louisiana, Kentucky, Kansas, Colorado, Illinois, Tennessee, Iowa, Virginia, Georgia, South Carolina, and Missouri.

   Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and nonbanking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

   BellSouth Corporation. BellSouth Corporation, through its wholly-owned BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc. subsidiaries, provides telecommunications services, systems, and products. The company provides residential, business, and wholesale customers with integrated voice, video, and data services. BellSouth conducts operations in the United States and in other countries.

   California Water Service Group. California Water Service Group is the parent company of several water utility companies. The company provides regulated and nonregulated water utility services to customers in California, New Mexico, and Washington.

   CenterPoint Properties Corporation. CenterPoint Properties Corporation is a real estate investment trust (REIT). The company manages, invests, develops, and redevelops warehouse and industrial facilities in the Chicago regional market.

   Cinergy Corporation. Cinergy Corporation, through its Cincinnati Gas & Electric Company and PSI Energy, Inc. subsidiaries, serves electric and gas customers in Ohio, Indiana, and Kentucky. The company, through its 50% interest in Midlands Electricity Plc, distributes and supplies electricity to industrial, commercial, and residential customers in the United Kingdom.

   Duke Energy Corporation. Duke Energy Corporation, is an integrated energy company delivering both electricity and natural gas to customers throughout the U.S. and abroad. The company is a domestic gatherer and processor of natural gas and develops, constructs and operates energy facilities worldwide. Duke Energy also actively trades and markets energy-related commodities around the globe.

   Duke-Weeks Realty Corporation. Duke-Weeks Realty Corporation is a real estate investment trust. The company owns interests in a diversified portfolio of industrial, office, and retail properties. The properties are primarily located in midwestern cities. Duke-Weeks also provides leasing, property and asset management, acquisition, development, construction, build-to-suit, and other related services.

   Energen Corporation. Energen Corporation is a holding company for its energy subsidiaries. Alabama Gas Corporation distributes natural gas to communities in central and north Alabama. Energen Resources Corporation acquires, explores, and produces from oil and gas properties in North America.

   Equity Office Properties Trust. Equity Office Properties Trust is a real estate investment trust that owns and manages office properties. The trust has a portfolio of buildings located in various states across the United States. Equity Office provides a wide range of office space for local, regional, and national customers.

   Equity Residential Properties Trust. Equity Residential Properties Trust, a self-administered and self-managed real estate investment trust, owns and operates multifamily properties containing apartment units. Its properties are located throughout the United States. The company also has property partnership interests and investments in subordinated mortgages (collateralized by properties).

   FleetBoston Financial Corporation. FleetBoston Financial Corporation provides commercial and investment banking services in the United States and in other countries around the world. The company operates a retail banking franchise in the Northeast, full service banking in Latin America, as well as commercial banking, including capital markets, investment banking and commercial finance, and investment services.

   Kimco Realty Corporation. Kimco Realty Corporation is a real estate investment trust (REIT). The company owns and operates neighborhood and community shopping centers. These shopping centers are generally anchored by supermarkets, department stores or drugstores. The company also provides management services for shopping centers owned by affiliated entities and various real estate joint ventures.

   Laclede Gas Company. Laclede Gas Company, a public utility, retails natural gas in Missouri. The company also operates underground natural gas storage fields, as well as transports and stores liquid propane.

   Marsh & McLennan Companies, Inc. Marsh & McLennan Companies, Inc. is a global professional services firm. It is the parent company of Marsh, a risk and insurance services firm, Putnam Investments, an investment management company, and Mercer Consulting Group, a global provider of consulting services. The company provides analysis, advice, and transactional capabilities to clients worldwide.

   MDU Resources Group, Inc. MDU Resources Group, Inc., a natural resource company, distributes natural gas and operates electric power generation, transmission, and distribution facilities. The company serves communities in North Dakota, eastern Montana, northern and western South Dakota, and northern Wyoming.

   NICOR, Inc. NICOR, Inc. is a holding company. The company's principal businesses are Nicor Gas, a gas distribution company, and Tropical Shipping, a containerized shipping business which operates between Florida and the Caribbean. NICOR also owns energy-related subsidiaries and is a partner in Nicor Energy L.L.C., a provider of unrelated energy products and services.

   Northwest Natural Gas Company. Northwest Natural Gas Company distributes natural gas to customers in western Oregon, as well as portions of Washington. The company services residential, commercial, and industrial customers. Northwest Natural supplies many of its non-core customers through gas transportation service, delivering gas purchased by these customers directly from suppliers.

   Piedmont Natural Gas Company, Inc. Piedmont Natural Gas Company, Inc. is an energy and services company that primarily transports, distributes, and sells natural gas. The company serves residential, commercial, and industrial customers in North Carolina, South Carolina, and Tennessee. Piedmont also, through subsidiaries, markets natural gas to customers in Georgia, and distributes propane in various states.

   Progress Energy, Inc. Progress Energy, Inc. provides energy and energy-related products and services in the Southeast United States. The company serves electric and gas customers in North Carolina, South Carolina and Florida. Progress Energy also owns and operates a broadband transport and network access business, as well as several energy-related service companies.

   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   Sempra Energy. Sempra Energy is an energy services holding company with operations throughout the United States, Canada, Mexico, and other countries in Latin America. The company, through its subsidiaries, provides a variety of value-added electric and natural gas products and services.

   The Southern Company. The Southern Company is the parent company of Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric. The company supplies electricity, as well as provides energy-related marketing, trading, and technical services, and wireless telecommunications.

   South Jersey Industries, Inc. South Jersey Industries, Inc. is an energy services holding company. The company provides regulated, natural gas service to residential, commercial, and industrial customers in southern New Jersey. South Jersey also markets total energy management services, including natural gas, electricity, demand-side management, and consulting services throughout the eastern United States.

   U.S. Bancorp. U.S. Bancorp is a diversified financial services company that offers a range of financial solutions. The company serves businesses, institutions, government entities, and individuals. U.S. Bancorp provides banking services and securities products and services to clients located throughout the West and Midwestern United States.

   UtiliCorp United, Inc. UtiliCorp United, Inc. is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses and appliance repair services. The energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects.

   The Williams Companies, Inc. The Williams Companies, Inc. transports natural gas and provides energy and also communications services. The company owns and operates interstate natural gas pipelines, as well as explores for and produces oil and gas through ownership of natural gas reserves. Williams Communications Group owns a telecommunications fiber optic network, and provides data, voice, and video transmission.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Central Equity Trust, Diversified Income Series 2 (Van Kampen Focus Portfolios, Series 289):
      We have audited the accompanying statement of condition and the related portfolio of Central Equity Trust, Diversified Income Series 2 (Van Kampen Focus Portfolios, Series 289) as of April 17, 2001. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Equity Trust, Diversified Income Series 2 (Van Kampen Focus Portfolios, Series 289) as of April 17, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   April 17, 2001



                             STATEMENT OF CONDITION
                              AS OF APRIL 17, 2001

INVESTMENT IN SECURITIES
Contracts to purchase Securities (1) ..............................     $143,415
                                                                        --------
     Total ........................................................     $143,415
                                                                        ========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
     Organizational costs (2) .....................................     $    586
Interest of Unitholders--
     Cost to investors (3) ........................................      150,180
     Less: Gross underwriting commission and organizational
        costs (2)(3) ..............................................        7,351
                                                                        --------
         Net interest to Unitholders (3) ..........................      142,829
                                                                        --------
         Total ....................................................     $143,415
                                                                        ========


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(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit which has been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit (whichever is earlier) to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".




THE TRUST
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   The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trust offers the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trust. Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" and any additional securities deposited into the Trust.
   Additional Units may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trust's portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trust will pay the associated brokerage or acquisition fees.
   Each Unit initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   The Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.


OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of the Trust is to provide capital appreciation and dividend income by investing in a portfolio of stocks of United States domestic electric utilities, natural gas utilities, water utilities, telecommunications companies, real estate investment trusts and financial services companies. The portfolio consists of securities selected by research analysts at Edward D. Jones & Co., L.P. (the "Underwriter") and approved by the Sponsor. In selecting the Securities, the following factors, among others, were considered: dividend yield, geographic diversification, earnings growth rates, regulatory climate and stock valuation. At the time the Securities were selected, the Underwriter's research analysts were currently covering all the issuers of the Securities and had published favorable recommendations for each of them. There can be no assurance that such coverage will continue for any issuer during the life of the Trust or that the report on any such issuer will continue to be favorable. A downgrade in an analyst's recommendation for an issuer, or the termination of such coverage, could negatively affect the performance of the Trust.

   You should note that the selection criteria were applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from the portfolio.
   UTILITIES. The environment of the utility industry appears to be adapting to include recent changes in regulatory requirements as well as technological changes. In the recent past, this industry was fraught with government mandated monopolies. Today, many states are deregulating their utilities which may result in lowering some of the barriers to competition. Additionally, utility companies appear to be expanding their services and offerings to include other retail services not traditionally offered. The growth and expansion occurring could potentially continue as the utility industry continues through these transformations.
   TELECOMMUNICATIONS. The emergence of a global, networked economy appears to be changing the face of the telecommunications industry. Telecommunications companies provide local, long distance and wireless telephone, as well as cable television and internet, services and information systems, manufacture telecommunications products, and operate voice, data and telecommunications networks. As the technology driving this industry group continues to develop and evolve, telecommunications companies could continue to grow in both customer base and services offered.
   REAL ESTATE INVESTMENT TRUSTS. A real estate investment trust, or REIT, can be a good way to invest in commercial real estate. Many believe that the attractive features of property ownership and stock ownership are combined in this investment vehicle. REITs can provide investors with current income and can have the potential for attractive returns. They have historically had low relative volatility and may provide inflation protection.


   FINANCIAL SERVICES. Many banks and other financial services companies have recently made changes in the products they offer. The financial services industry has experienced a high level of consolidations, mergers and acquisitions as well as other regulatory issues. This industry group may be appealing for reasons such as deregulation of the banking industry, low inflationary expectations and accelerated earnings growth. The recent downturn in the United States equity markets has resulted in lower valuations for the equity securities of these companies. These changes can potentially provide advantages to those investing in this industry group.


   UNDERWRITER ACTIVITIES. The Underwriter may recommend or effect transactions in the Securities in its day to day brokerage activities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or Trust termination.
   The Underwriter, in its day to day activities, may act as a broker, agent, principal or market maker in connection with the purchase and sale of equity securities, including the Securities. The Underwriter may also provide investment banking services to the issuers of, or issue reports and make recommendations on, the Securities. For any of these brokerage, market-making or investment banking activities, the Underwriter may receive additional compensation. The Underwriter may also receive compensation based on commissions generated by sales of Units in addition to its concession or agency commission. See "Public Offering--Sponsor and Underwriter Compensation".

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Trust invests in common stocks. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trust is not actively managed, the Trustee will not sell stocks in response to market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.


   UTILITY ISSUERS. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, or the ability of the issuers to pay for such energy which could adversely affect the profitability of the issuers of the Securities and the performance of the Trust.
   Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation controlling the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.


   REAL ESTATE INVESTMENT TRUSTS. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.
   Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.
   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if the Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of the Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.
   Because of their structure, and the legal requirement that they distribute at least 95% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.


   Within the past two years, several unit investment trusts (UITs) acquired significant amounts of REIT shares through underwriting arrangements between the REIT issuers and the sponsors of the UITs. These UITs have begun to terminate and are scheduled to terminate within the next 1-3 years. This may result in the sale of substantial quantities of shares of individual REIT shares in the open market. These sales by other UITs may adversely affect the value of the Securities in the Trust. When the Trust sells Securities, these sales by other UITs may reduce the sales proceeds that the Trust receives. The Sponsor is unable to predict the extent to which REIT issuers will issue new equity shares or equivalents in the future. Any new issuances and transactions could negatively affect REIT equity share prices, including those shares that the Trust holds.


   TELECOMMUNICATIONS ISSUERS. The Trust invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by the Trust. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.


   FINANCIAL SERVICES COMPANIES. The Trust also invests significantly in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Companies engaged in the investment management industry are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.
   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property and casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   NO FDIC GUARANTEE. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the sales charge, and cash, if any, in the Income and Capital Accounts. The maximum sales charge assessed to each Unitholder is 4.50% of the Public Offering Price (4.712% of the aggregate value of the Securities). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing the Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on April 17, 2002, the secondary market sales charge will reduce by 0.5% on each April 17 to a minimum of 2.30%. The initial offering period sales charge is reduced as follows:


       AGGREGATE
     DOLLAR AMOUNT
   OF UNITS PURCHASED*                    SALES CHARGE
---------------------                     ----------------
    Less than $25,000                         4.50%
  $25,000 - $249,999                          3.50
 $250,000 - $999,999                          2.90
  $1,000,000 or more                          2.10

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   During the initial offering period of the Trust offered in this prospectus unitholders of any other Van Kampen-sponsored unit investment trusts may utilize their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus at the Public Offering Price per Unit less 1.00%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, the Underwriter, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 200 Units but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or The Nasdaq Stock Market this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or The Nasdaq Stock Market or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor and the Underwriter at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. The Underwriter will be allowed a concession or agency commission in connection with the distribution of Units as described under "Sponsor and Underwriter Compensation".
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.


   SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. The Underwriter will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to 3.70% of the public offering price per Unit. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trust offered in this prospectus, the total Underwriter concession will amount to 2.70% per Unit. In connection with secondary market transactions in Units, if any, the total concession will equal 65% of the sales charge applicable to the transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicate or as an agent in a private placement for any of the Securities. The Underwriter may benefit from, or receive compensation in connection with, activities described under "Objectives and Securities Selection." The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Underwriter. In maintaining a secondary market, the Underwriter will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.


   The Sponsor, the Underwriter or an affiliate of either of them may have participated in a public offering of one or more of the Securities. The Sponsor, the Underwriter or an affiliate of either of them or their employees may have a long or short position in these Securities or related securities. The Sponsor, the Underwriter or an affiliate of either of them may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor, the Underwriter or an affiliate of either of them may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by the Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in the Trust may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor, the Underwriter or the affiliates of either of them or firms that are distributing Units. This activity may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.


   MARKET FOR UNITS. Although it is not obligated to do so, the Underwriter may maintain a market for Units and purchase Units at the secondary market repurchase price, which is described under "Right of Unitholders--Redemption of Units". The Underwriter may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. The Trustee will notify the Underwriter of any Units tendered for redemption. If the Underwriter's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Underwriter may sell repurchased Units at the secondary market Public Offering Price per Unit.


RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. No plan may purchase 25% or more of the available Units. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by the Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units.
   Dividends received by the Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or to pay fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unithholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 2,500 or more Units (or $25,000) of the Trust for redemption may request an in-kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. An in-kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in-kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in-kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder, depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in-kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in the Trust, determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner. If the Securities are listed on a national or foreign securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate in U.S. dollars as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents, including but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.


TRUST ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Trust is not an actively managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced after the initial deposit. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security having declined to such an extent, or other credit factors exist, so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by the Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When the Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of the Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor, the Underwriter or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.


   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. The Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. The Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination during a period beginning nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in-kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trust. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Underwriter, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on the Trust, which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor, Underwriter, and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. This code is intended to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   UNDERWRITER. Edward D. Jones & Co., L.P., a Missouri limited partnership, is the Underwriter for the Units. The Underwriter is a member of the National Association of Securities Dealers, Inc. and has its principal office at 12555 Manchester Road, St. Louis, Missouri, 63131, (314) 515-2000.
   The Underwriter purchases the Units from the Trust at a discounted price on the date they are issued by the Trust and sells them to the public at the Public Offering Price described in this Prospectus. The Underwriter may also sell Units to dealers who are members of the National Association of Securities Dealer, Inc. Such dealers, if any, may be allowed a concession or agency commission by the Underwriter. However, resales of Units by such dealers to the public will be made at the Public Offering Price. The Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units, and the Underwriter reserves the right to change the amount of the concession to dealers from time to time.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of the State of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified time periods on other similar trusts (which may show performance net of expenses and charges which the Trust would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trust. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolio is not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.


TAXATION
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   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of your Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security in the Trust is equity ("Equity Securities") or represents a share in a real estate investment trust ("REIT Shares") for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security asset when such income is considered to be received by the Trust.
   2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends (other than capital gains dividends of a REIT, as described below) as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   The issuers of the REIT intend to qualify under special federal income tax rules as "real estate investment trusts" (each a "REIT," shares of such issuers held by the Portfolio shall be referred to collectively as the "REIT Shares"). Because Unitholders are deemed to directly own a pro rata portion of the REIT Shares as discussed above, Unitholders are advised to consult their tax advisers for information relating to the tax consequences of owning the REIT Shares. Provided an issuer qualifies as a REIT, certain distributions by such issuers on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gains, regardless of how long a shareholder has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by a REIT during the following January and received by shareholders or Unitholders in such following year.
   3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes. In addition, special rules, as described below, apply to all Unitholder's pro rata portion of the REIT Shares.
   DIVIDENDS RECEIVED DEDUCTION. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust on the Equity Securities (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Dividends received on the REIT shares are not eligible for the dividends received deduction.
   LIMITATIONS ON DEDUCTIBILITY OF TRUST EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult their tax advisers regarding the deductibility of Trust expenses.
   RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unitholder has owned his or her Units for less than six months or the Portfolio has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of such Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). However, capital gain realized from assets held for more than one year that is considered unrecaptured section 1250 gain is taxed at a maximum marginal stated tax rate of 25%. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. The application of the rules described above in the case of pass-through entities such as the REITs will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as REITs may designate their capital gains dividends as either a 20% rate gain distribution or an unrecaptured section 1250 gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends.
     For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions". Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   SPECIAL TAX CONSEQUENCES OF IN KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS OR TERMINATION OF THE TRUST. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation or a REIT. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income and are not capital gain dividends as described above.
   GENERAL. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The Code imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.


TRUST OPERATING EXPENSES
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   GENERAL. The fees and expenses of the Trust will accrue on a daily basis. The fees and expenses are generally paid out of the Capital Account of the Trust. It is expected that Securities will be sold to pay these amounts, which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.


   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from the Trust's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from the Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trust but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust,
(b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Trust,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of the Trust. The Trust may pay the expenses of updating its registration statement each year.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Bryan Cave LLP has acted as counsel to the Underwriter. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about the Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling (202) 942-8090 or (800) SEC-0330. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




   TABLE OF CONTENTS

        TITLE                                               PAGE
   Summary of Essential
      Financial Information............................        2
   Fee Table...........................................        3
   Portfolio...........................................        4
   Notes to Portfolio..................................        4
   The Securities......................................        5
   Report of Independent Certified
      Public Accountants...............................        8
   Statement of Condition .............................        9
   The Trust...........................................      A-1
   Objectives and Securities Selection.................      A-1
   Risk Factors........................................      A-2
   Public Offering.....................................      A-4
   Retirement Accounts.................................      A-7
   Rights of Unitholders...............................      A-7
   Trust Administration................................      A-8
   Taxation............................................     A-10
   Trust Operating Expenses............................     A-13
   Other Matters.......................................     A-13
   Additional Information..............................     A-14



                                                                       EMSPRO289



                                   PROSPECTUS

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                                 APRIL 17, 2001



                              CENTRAL EQUITY TRUST



                                   [CET LOGO]





                               DIVERSIFIED INCOME
                                    SERIES 2





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                           EDWARD D. JONES & CO., L.P.


                              12555 Manchester Road
                            St. Louis, Missouri 63131

              Please retain this prospectus for future reference.






                             INFORMATION SUPPLEMENT
                              CENTRAL EQUITY TRUST
                           DIVERSIFIED INCOME SERIES 2
                    (VAN KAMPEN FOCUS PORTFOLIOS, SERIES 289)


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.


                                TABLE OF CONTENTS
                                                          PAGE
        Risk Factors.....................................    2
        Sponsor Information..............................    7
        Trustee Information..............................    7
        Trust Termination................................    8


RISK FACTORS
     PRICE VOLATILITY. Because the Trust invests in common stocks, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time. Because the Trust is not actively managed, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.


     UTILITY ISSUERS. An investment in Units of the Trust should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978.


     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.
   REAL ESTATE INVESTMENT TRUSTS. The Trust will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Trust will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of the Trust's policy of concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.
   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.
   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.
   Some REITs in the Trust may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Trust have entered into this kind of arrangement.
   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.
   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Trust may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Trust.
    TELECOMMUNICATIONS ISSUERS. Because the Portfolio is also concentrated in the telecommunications industry, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by the Trust. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, the Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.


   FINANCIAL SERVICES. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.
   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.
   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.


   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.


   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.
   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.
   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversley affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.
   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estmating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state leglislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.
   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.


     LIQUIDITY. Whether or not the stocks in the Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of the Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in the Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in the Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
     NO FDIC GUARANTEE. An investment in the Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


SPONSOR INFORMATION
     Van Kampen Funds Inc. is the Sponsor of the Trust. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.
     Van Kampen is one of the nation's largest investment management companies, with more than $81 billion in assets under management or supervision as of March 31, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. This code is intended to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of the State of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities may begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning the minimum number of Units described in the Prospectus to request an in-kind distribution of the Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the Securities in the Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders not requesting an in-kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.







                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment No. 1 to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

          1.1  Copy of Trust Agreement.

          2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

          3.1 Opinion and consent of counsel as to legality of securities being registered.

          3.2 Opinion of counsel as to the Federal income tax status of the securities being registered.

          3.3 Opinion and consent of counsel as to the New York tax status of securities being registered.

          4.1  Consent of FT Interactive Data Financial Times.

          4.2  Consent of Independent Certified Public Accountants.




                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 289, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 and Series 265 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 289 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of April, 2001.

                                         Van Kampen Focus Portfolios, Series 289
                                                        By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                      --------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on April 17, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmerman III               President

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                    Operations and Technology Officer

                                                         /s/ Christine K. Putong
                                                          ----------------------
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.